Sight Sciences, Inc.

4040 Campbell Ave, Suite 100

Menlo Park, CA 94025

May 22, 2023

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jessica Ansart

Re:	Sight Sciences, Inc. Acceleration Request

Registration Statement on Form S-3

File No. 333-270629

Requested Date: May 24, 2023

Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Sight Sciences, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective as of the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Ryan C. Wilkins, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4115 or via email at rwilkins@stradlinglaw.com.

Sincerely,

SIGHT SCIENCES, INC.

/s/ Paul Badawi

Paul Badawi
President and Chief Executive Officer

cc:

Stradling Yocca Carlson & Rauth, P.C.

Ryan C. Wilkins, Esq.